CLIFFORD CHANCE US LLP

March 27, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Doug Jones
         Division of Corporation Finance

Re: TAM S.A.
Annual Report on Form 20-F
Filed on June 25, 2008
Response to Staff Comment Letter dated February 24, 2009

Dear Mr. Jones:

     Thank you for your letter dated February 24, 2009 setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the correspondence dated February 2, 2009 of TAM S.A., TAM Linhas Aéreas S.A. and TAM Capital Inc. (the “Registrants”) related to the annual report for the year ended December 31, 2007 of on Form 20-F filed on June 25, 2008 (the “2007 Annual Report”).

     The Registrants’ responses to the Staff’s comments are set forth below. For your convenience, we have re-typed in italics the Staff’s comment preceding each response. Subject to the Staff’s review and comments, the Registrants propose to amend their disclosure as described below in their amended annual report on Form 20-F for the year ended December 31, 2007 (the “Amended Annual Report”). References to page numbers in our responses below are references to pages in the EDGAR version of the 2007 Annual Report.

Form 20-F for the Year Ended December 31, 2007

Note 29, Summary of Principal Differences, page F-47
(k) Maintenance, page F-58

1. We note your response to our prior comment 3. In your proposed revised disclosure, you state that you pay for services rendered pursuant to your aircraft engine maintenance contracts on an as-incurred basis. Please clarify this proposed disclosure to more clearly and specifically state what you mean by "on an as-incurred basis." For example, if payments under engine maintenance contracts (in which amounts are calculated based on the numbers of hours flown by the particular aircraft engine) are made monthly as hours are flown, please state so. If the timing of these payments differs from the timing of payments for maintenance costs incurred outside of engine maintenance contracts, please ensure your disclosure addresses each item and distinguishes between them.

In response to the Staff’s comment, the Registrants propose to add the following disclosure to the Amended Annual Report:

“Engine maintenance contracts cover all significant engine maintenance activity. We pay for services rendered pursuant to our engine maintenance contracts on an as-incurred basis. The basis on which maintenance expenses are considered incurred is dependant on the nature of the services provided under those engine maintenance contracts:

  contracts under which amounts are payable to the maintenance provider, and are recognized in the income statement, based on actual maintenance activities performed by the maintenance providers. The costs incurred reflect the actual amount of time incurred by the maintenance providers and the cost of the materials and components used in the maintenance activities. These maintenance contracts are referred to as “time and materials” contracts; and

  contracts under which certain amounts are payable to the maintenance provider based on hours flown. These maintenance contracts are referred to as “power by the hour” contracts. The timing of expense recognition in the income statement for contracts pursuant to which the risk associated with engine maintenance is retained by the Registrants, maintenance expense is recognized in the income statement at the time the maintenance activities are actually performed by the maintenance providers. Transfer of risk is not considered to occur if the contract contains provisions for true-ups, contract adjustment provisions or termination provisions with reconciliation requirements that require additional true-up payments to be made.

The Registrants’ power by the hour engine maintenance contracts generally provide that, in exchange for a payment of a fixed amount per flight hour, the maintenance provider will furnish specified maintenance activities on the engines for a specified period of time. The significant majority of the amount per hour flown is payable when the maintenance activities have actually been undertaken by the maintenance providers and the engines have been returned. The contracts contain reconciliation provisions for removal of engines from the contract which would cause the Registrants to make payments over and above the contractual hourly payments made to the date of withdrawing engines from these programs. Accordingly, the Registrants do not consider that a full transfer of risk occurs under these contracts, and accordingly the Registrants recognize maintenance expense at the time the maintenance activities are actually performed by the maintenance providers.”

The reconciliation provisions for removal of engines from the engine maintenance contracts apply when engines are removed due to sale, return to the lessor or if the engine is beyond economic repair. The Registrants have returned a number of engines to the lessor which were covered by power by the hour maintenance contracts.

The Registrants also propose to clarify their existing disclosure regarding engine maintenance contracts in response to the Staff’s comment by adding the wording highlighted in bold and underlined text below.

  “a general terms agreement between TAM Linhas Aéreas S.A. (“TAM Linhas Aéreas”) and GE Engine Services Distribution, L.L.C., or GE ESD, dated May 7, 2001, pursuant to which TAM Linhas Aéreas has agreed to purchase certain spare engines and support equipment for both the spare engines it has purchased from GE ESD and certain engines that have already been installed on its operating fleet. The agreement also provides that GE ESD may provide non-standard maintenance training courses upon request of TAM Linhas Aéreas. The agreement provides that GE ESD will charge for any such courses on an “as used” basis, meaning the point at which those services are provided. TAM Linhas Aéreas recognizes the related costs at the point the services are provided. The agreement has no fixed termination date;

  an engine maintenance agreement between TAM Linhas Aéreas and MTU Maintenance Hannover GmbH, or MTU Hannover, dated September 14, 2000, pursuant to which MTU Hannover has agreed to provide certain maintenance, refurbishment, repair and modification services with respect to certain V2500-A5 engines. The agreement provides that MTU Hannover may subcontract to third parties and that MTU Hannover will not be held liable for damages to or losses of TAM Linhas Aéreas or third parties due to the performance or non-performance of the services contracted, unless caused by willful misconduct or negligence of MTU Hannover. The agreement provides that service orders placed by TAM Linhas Aéreas will be charged following completion of the services and return of the engines, for the actual services performed, based on hourly labor rates for engine/module repair work, a fixed price for test runs, including fuel and oil, subject to an escalation formula. Spare parts are charged based on MTU Hannover’s standard list price. This agreement terminates on June 30, 2014; and

  an engine maintenance agreement between TAM Linhas Aéreas and United Technologies Inc., Pratt and Whitney Division, or Pratt and Whitney, dated September 14, 2000, pursuant to which Pratt and Whitney has agreed to perform maintenance, modification and/or overhaul of PW4168A engines, engine modules and their parts and components.
  Pratt and Whitney has a limited exclusivity right for maintenance services of PW4168A engines and modules pursuant to the terms of this agreement. This exclusivity provision requires TAM Linhas Aéreas to obtain prior written authorization from Pratt and Whitney before sending the equipment to another maintenance service supplier, with an exception in the case of delay or non-performance of services by Pratt and Whitney. The services to be provided by Pratt and Whitney are charged following completion of the services provided and return of the engines, based on fixed prices specified for each type of maintenance service provided, subject to an escalation formula. This agreement terminates on September 14, 2010.”

The Registrants would like to clarify to the Staff that with respect to the bullet point disclosure set out above, they have deleted the bullet point that was contained in the 2007 Annual Report and previous correspondence with the Staff that described the engine maintenance agreement between TAM Linhas Aéreas and MTU Motoren-und Turbinen-Union München GmbH dated September 14, 2000. This is because that agreement related to engines for Fokker-100 aircraft that ceased to be part of the Registrants’ fleet in 2008. Accordingly, that agreement was terminated.

2. You state that maintenance expenses are considered incurred when the applicable maintenance activity is performed and not when the related hours are flown or when the related payment of such services is made. With regard to engine maintenance contracts in which amounts payable to the service providers are calculated based on the number of hours flown by the particular aircraft engine, typically referred to as power by the hour (PBH) contracts, we believe that maintenance costs should generally be recognized on a contract basis (that is, as hours are flown) unless there is not a transfer of cost risk to the service provider. Therefore, please tell us whether these contracts provide for transfer of cost risk and describe in detail the basis for your conclusion.

The Registrants’ power by the hour (PBH) engine maintenance contracts provide primarily for the following services: return of an engine to serviceable condition, the repair or replacement of certain life limited parts and compliance with air worthiness directives with any supplemental maintenance being charged on a time and materials basis under the same contract. As set out in the Registrants’ proposed revised disclosure included within the response to question one, the lack of full transfer of risk is due to the financial reconciliations triggered when engines are removed from the power by the hour maintenance programs, resulting in monetary risk being borne by the Registrants. A number of business circumstances could and have resulted in early removal of engines from the programs before the full term of the contract, in addition to those engines which are required to be returned to the lessor at the end of the lease term, prior to the expiry of the maintenance contract.

Please direct any comments or questions regarding the enclosed materials to the undersigned at 212.878.8014.

Sincerely,

/s/ Sara Hanks

Sara Hanks